SunGard Data Systems Inc.

680 East Swedesford Road

Wayne, Pennsylvania 19087

VIA EDGAR

October 7, 2009

Re:	SunGard Data Systems Inc.: Registration Statement on Form S-4 (File No. 333-160514)

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ladies and Gentlemen:

SunGard Data Systems Inc. and each of the co-registrant subsidiary guarantors listed in the above-referenced Registration Statement on Form S-4 (together, the “Registrants”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that the Registration Statement may become effective at 10:00 a.m., Eastern Standard Time, on October 8, 2009, or as soon thereafter as practicable.

The Registrants hereby acknowledge that (1) the Registrants are responsible for the adequacy and accuracy of the disclosure in their filing; (2) should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (3) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (4) they may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Richard Fenyes of Simpson Thacher & Bartlett LLP at (212) 455-2812.

Very truly yours,

SunGard Data Systems Inc. and the Co-registrants

By:	/s/ LESLIE S. BRUSH
	Name:	Leslie S. Brush
	Title:	Vice President-Legal and Chief Governance Officer